SCHEDULE A
DATED SEPTEMBER 17, 2002, AS AMENDED NOVEMBER 13, 2007
TO THE ADVISORS' INNER CIRCLE FUND
DISTRIBUTION PLAN
DATED SEPTEMBER 17, 2002

     Pursuant to Section 1 of the Plan and subject to any limitations imposed by Rule 2830 of the NASD's Conduct Rules, distribution fees for the following Fund(s), and/or classes thereof, shall not exceed the amounts listed below:

Fund	Class of Shares	Fee
Rice Hall James Mid Cap Portfolio	Investor	.25%